United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2018

CLARUS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34767	58-1972600
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2084 East 3900 South, Salt Lake City, Utah	84124
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (801) 278-5552

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[X]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 – Other Events

Modified Dutch Auction Tender Offer

On May 7, 2018, Clarus Corporation, a Delaware corporation (“Clarus” or the “Company”), issued a press release announcing that on May 8, 2018, Clarus plans to launch a modified Dutch auction tender offer (the “Tender Offer”) to repurchase for cash up to $7,200,000 in value of outstanding shares of its Common Stock, par value $0.0001 per share (the “Shares”). A copy of the press release is included as Exhibit 99.1 and is incorporated by reference.

New Credit Facility and Dividend

Also on May 7, 2018, executives from the Company announced during an earnings call (the “Earnings Call”) via teleconference and live audio webcast that the Company expects to enter into a new credit facility prior to the end of the quarter ending June 30, 2018. The Company is currently contemplating different proposals, with the intention of increasing the credit limit to $75 million, plus an accordion feature providing for an additional $50 million to $75 million for a total of up to $150 million. The Company further announced during the Earnings Call that as part of the expectation of entering into a new credit facility, the Company anticipates implementing an annual dividend at the end of the quarter ending June 30, 2018 of $0.10 per share, or $0.025 per share per quarter. The Company cannot, however, provide any assurance that a new credit facility will be entered into or the amount thereof, or that an annual dividend will be implemented or the amount thereof. Any planned dividend will be subject to approval by the Company’s Board of Directors.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits. The following Exhibit is filed herewith as a part of this Report:

Exhibit	Description
99.1	Press Release dated May 7, 2018.

Additional Information and Where to Find It

The Tender Offer described in Exhibit 99.1 has not yet commenced. This Form 8-K and the press release included as Exhibit 99.1 is for informational purposes only, and is not a recommendation to buy or sell Shares or any other securities, and does not constitute an offer to buy or the solicitation to sell Shares or any other securities. The Tender Offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Clarus expects to file upon commencement with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Tender Offer. Once the Tender Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Clarus will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or from Clarus’ website at www.claruscorp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2018

CLARUS CORPORATION

By:	/s/ Aaron J. Kuehne
Name:	Aaron J. Kuehne
Title:	Chief Financial Officer and Chief Administrative Officer